Exhibit 99.2

ZTO EXPRESS (CAYMAN) INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: ZTO and SEHK: 2057)

Notice of Annual General Meeting

to be held on June 22, 2022
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of ZTO Express (Cayman) Inc. (the “Company”) will be held at Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, China on June 22, 2022 at 2:00 p.m. (local time).

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on May 31, 2022 (Beijing Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, par value US$0.0001 per share in each case, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at zto.investorroom.com, from SEC’s website at www.sec.gov (for the annual report on Form 20-F) or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report), or by email to ir@zto.com.

By Order of the Board of Directors,
ZTO Express (Cayman) Inc.

/s/ Meisong Lai
Meisong Lai
Chairman of the Board

Shanghai, June 1, 2022